Morgan Stanley	Free Writing Prospectus to Preliminary Pricing Supplement No. 8,339 Registration Statement Nos. 333-250103; 333-250103-01 Dated March 15, 2023; Filed pursuant to Rule 433

5-Year Worst-Of AMD, WFC and AMZN Market-Linked Contingent Income Auto-Callable Notes
This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying stocks:	Advanced Micro Devices, Inc. common stock (AMD), Wells Fargo & Company common stock (WFC) and Amazon.com, Inc. common stock (AMZN)
Early redemption:

Beginning after one year, if, on any monthly redemption determination date, the determination closing price of each underlying stock is greater than or equal to its respective call threshold level, the notes will be automatically redeemed

Coupon threshold level:	80% of the initial share price for each underlying stock
Call threshold level:	100% of the initial share price for each underlying stock
Payment at maturity:	If the notes have not previously been redeemed, the payment due at maturity per $1,000 stated principal amount will equal: $1,000 + the final coupon payment
Coupon:

●If, on any monthly observation date, the determination closing price of each underlying stock on such date is greater than or equal to its respective coupon threshold level, we will pay the higher coupon payment on the related coupon payment date.

●If, on any monthly observation date, the determination closing price of any underlying stock is less than its respective coupon threshold level, we will pay the lower coupon payment on the related coupon payment date.

Higher coupon payment:	At least 9.00% per annum (corresponding to approximately $7.50 per month per note)
Lower coupon payment:	0.25% per annum (corresponding to approximately $0.208 per month per note)

Observation dates:	Monthly
Coupon payment dates:	Monthly
Pricing date:	March 27, 2023
Maturity date:	March 30, 2028
CUSIP:	61774T8E5
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data /895421/000183988223006343/ms8339_424b2-03406.htm

Hypothetical Coupon Payment on Any Monthly Coupon Payment Date
Change in Worst Performing Underlying Stock on a Monthly Observation Date as Compared to its Initial Price	Coupon Payment
+50%	$7.50*
+40%	$7.50*
+30%	$7.50*
+20%	$7.50*
+10%	$7.50*
0%	$7.50*
-10%	$7.50*
-20%	$7.50*
-21%	$0.208
-25%	$0.208
-30%	$0.208
-40%	$0.208
-50%	$0.208
*Assumes a higher coupon payment of 9.00% per annum

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stocks

For more information about the underlying stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●You will receive only the lower coupon payment for each monthly period for which the determination closing price of any underlying stock on the related observation date is below its respective coupon threshold level.

●Investors will not participate in any appreciation of the underlying stocks.

●The coupon is paid on a monthly basis and is based solely on the determination closing prices of the underlying stocks on the specified observation dates.

●Reinvestment risk.

●The market price of the notes may be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the notes is not equivalent to investing in the common stock of Advanced Micro Devices Inc., the common stock of Wells Fargo & Company or the common stock of Amazon.com, Inc.

●The notes will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your notes for the entire 5-year term of the notes.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is approximately $959.40 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Stocks

●You are exposed to the price risk of each underlying stock with respect to each monthly coupon payment.

●Because the notes are linked to the performance of the worst performing of the underlying stocks, you are exposed to a greater risk of receiving the lower coupon payments than if the notes were linked to just one of the underlying stocks.

●No affiliation with Advanced Micro Devices Inc, Wells Fargo & Company or Amazon.com, Inc.

●We may engage in business with or involving Advanced Micro Devices Inc., Wells Fargo & Company or Amazon.com, Inc. without regard to your interests.

●There are risks associated with investments in securities linked to the value of equity securities.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.